Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 8 dated September 20, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 8 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 8 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011. Capitalized terms used in this Supplement No. 8 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Duke joint venture Loans

On August 25, 2011, the Duke joint venture closed on two loans with Principal Life Insurance Company totaling approximately $25,000,000 ($20,000,000 at our 80% pro rata share of the Duke joint venture). The loans are secured by the Sam Houston Crossing I and McAuley Place properties. The loans represent a 41.3% loan-to-cost on the $60,500,000 total allocated acquisition costs of the properties. The loan secured by the Sam Houston Crossing I property has an interest rate of 4.42%, a 10-year term and a 30-year amortization schedule. The loan secured by the McAuley Place property has an interest rate of 3.98%, a 7-year term and a 25-year amortization schedule. Principal and interest payments are due monthly on the loans. The Duke joint venture paid CBRE Capital Markets, LLC, an affiliate of the Investment Advisor, aggregate mortgage broker fees of approximately $125,000 in connection with the loans. Upon closing, the Duke joint venture paid down approximately $25,000,000 of the $179,482,000 remaining balance of the Wells Fargo unsecured term loan reducing its outstanding balance as of August 25, 2011 to approximately $154,482,000. Our 80% share of this outstanding balance was approximately $123,586,000.

On September 12, 2011, the Duke joint venture closed on five loans with John Hancock Life Insurance Company (U.S.A.) totaling approximately $156,250,000 ($125,000,000 at our 80% pro rata share of the Duke joint venture). The loans are secured by the 533 Maryville Centre, 555 Maryville Centre, The Landings I, The Landings II, Norman Pointe I, Norman Pointe II, Weston Pointe I, Weston Pointe II, Weston Pointe III, Weston Pointe IV and Regency Creek properties, or collectively, the Properties. The loans represent a 51.1% loan-to-cost on the $305,770,000 total allocated acquisition costs of the Properties and each loan has a fixed interest rate of 5.24%, a 10-year term and a 30-year amortization schedule. The loans may not be prepaid during the first two years of their terms, but thereafter may be fully prepaid subject to yield maintenance. Principal and interest payments are due monthly on the loans. The Duke joint venture paid CBRE Capital Markets, LLC, an affiliate of the Investment Advisor, aggregate mortgage broker fees of approximately $781,250 in connection with the five loans. Upon closing, the Duke joint venture paid down the remaining approximate $154,482,000 balance of the Wells Fargo unsecured term loan.